Exhibit 99.1

Press Release

Eltek Announces Revenue Update for 2020 and Shortage of Pyralux AP, a Key Raw
Material Used in the Production of Flexible and Flex–Rigid PCBs

PETACH-TIKVA, Israel, February 18, 2021 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, today provided an update regarding the Company’s revenues in the year ended December 31, 2020 and the impact the worldwide shortage of Pyralux AP, a key material produced by DuPont that is used in the production of flexible and flex–rigid printed circuit boards.

Based on a preliminary and unaudited financial report, the Company expects to report revenues of approximately $36.7 million for the year ended December 31, 2020 compared to revenues of $34.8 million reported for the year ended December 31, 2019, growth of 5.5% in revenues year over year, reflecting the Company’s continued ability to operate successfully during the COVID-19 pandemic. The 2020 financial information is unaudited and subject to audit changes.

As previously announced, during December 2020 we successfully completed a rights offering to our shareholders providing gross proceeds of $5.7 million to the Company. The proceeds from the offering reduced our indebtedness to Nistec, our controlling shareholder, and improved the Company’s balance sheet and its financial ratios.

The Company also indicated that its operations in the first quarter of 2021 will likely be negatively impacted as a result of the worldwide shortage of Pyralux AP, a laminate produced by DuPont that is used in the production of flexible and flex–rigid printed circuit boards. The Company is presently introducing an alternative raw material for its production of PCBs to its customers. While revenues are likely to be impacted in the first quarter, the Company expects that revenues will rebound during following quarters and lost sales will be recovered upon the expected availability of Pyralux AP and authorization of alternative raw material by Eltek's customers.

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement:
Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact:
Alon Mualem
Chief Financial Officer
alonm@nisteceltek.com
+972-3-9395023